# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DLocal Limited, CIK 0001846832
CUSIP: G29018101
Title of class of securities: Class A Common Shares, par value $0.002 per share
Address of issuer's principal executive offices: Dr. Luis Bonavita, 1294, Montevideo, Uruguay (X3), 11300
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-002417
Filed by CIK 0001910034

## Reporting persons
- Azar Alberto Eduardo: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 653,024; shared voting power 17,820,816; sole dispositive power 653,024; shared dispositive power 17,820,816; aggregate amount beneficially owned 18,473,840 (10.3% of the class)
- Aqua Crystal Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Gibraltar (J1); sole voting power 0; shared voting power 17,820,816; sole dispositive power 0; shared dispositive power 17,820,816; aggregate amount beneficially owned 17,820,816 (9.9% of the class)

## Item 1. Issuer
Name of issuer: DLocal Limited
Address of issuer's principal executive offices: Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Alberto Eduardo Azar and Aqua Crystal Investments Ltd. (the "Reporting Persons"). The Reporting Persons are shareholders of the Issuer.
Address of principal business office or, if none, residence: The principal office and business address of the Reporting person is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All ownership percentages assume that there are 178,799,838 Class A common shares outstanding as of March 2, 2026, as reported by the Issuer to the Reporting Person.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person. The ownership consists of 17,820,816 Class A common shares held by Aqua Crystal Investments Ltd and beneficially owned by Alberto Eduardo Azar and 653,024 Class A common shares held by Alberto Eduardo Azar directly.

Alberto Eduardo Azar disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

See row 9 of the cover pages to this Schedule 13G.
Percent of class: See row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Azar Alberto Eduardo: /s/ Alberto Eduardo Azar, Alberto Eduardo Azar (05/04/2026)
- Aqua Crystal Investments Ltd.: /s/ Lee Abudarham, Lee Abudarham/Director (05/04/2026)